

Mail Stop 4720

October 26, 2015

Via E-mail
Christopher A. Pesch
Executive Vice President, General Counsel, Chief Legal Officer and Secretary
Patriot National, Inc.
401 East Las Olas Boulevard, Suite 1650
Fort Lauderdale, Florida 33301

> **Re: Patriot National, Inc.**
> **Form PREM14C**
> **Filed July 21, 2015**
> **File No. 001-36804**

Dear Mr. Pesch:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
Gary Horowitz
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017